                            ORDINARY GENERAL MEETING
                                       OF
                               PRIMACOM AG, MAINZ
                          - SECURITIES ID-NO. 625 910 -

We hereby invite our shareholders to the ordinary general meeting to be held on WEDNESDAY, JUNE 5, 2002 at 10.00 a.m. at Eltzer Hof, Bauhofstrasse 3a / corner Mittlere Bleiche, 55116 Mainz

AGENDA

1. PRESENTATION OF THE APPROVED ANNUAL FINANCIAL STATEMENTS OF PRIMACOM AG AS PER DECEMBER 31, 2001, THE MANAGEMENT REPORT AND THE REPORT OF THE SUPERVISORY BOARD AS WELL AS THE CONSOLIDATED FINANCIAL STATEMENTS OF PRIMACOM AG AS PER DECEMBER 2001 AND THE GROUP MANAGEMENT REPORT.

PLEASE NOTE: The company's annual financial statements as per December 31, 2001, including the management report, the report of the supervisory board as well as the company's consolidated financial statements as per December 31, 2001 including the group management report are open to inspection at the business premises of PrimaCom AG, Hegelstrasse 61, 55122 Mainz as of this announcement of the general meeting. Upon request, each shareholder will receive a free copy of the documents without undue delay. Orders should be placed with PrimaCom AG, Hegelstrasse 61, 55122 Mainz. The documents will also be open to inspection during the general meeting.

2. PASSING OF A RESOLUTION RELATING TO THE FORMAL APPROVAL OF THE ACTS OF THE MANAGEMENT BOARD FOR THE FISCAL YEAR 2001

Both the supervisory board and management board propose to give a discharge to the members of the management board for the fiscal year 2001.

3. PASSING OF A RESOLUTION RELATING TO THE FORMAL APPROVAL OF THE ACTS OF THE SUPERVISORY BOARD FOR THE FISCAL YEAR 2001

Both the supervisory board and management board propose to give a discharge to the members of the supervisory board for the fiscal year 2001.

4.       APPROVAL OF THE SHARE OPTION AGREEMENT (ANTEILSOPTIONSVERTRAG)

The management board and the supervisory board propose,

       "to approve the "Share Option Agreement" dated March 26, 2002 (Roll of Deeds No. 18/2002 of the notary public Dr. Roland Mueller, Basle, Switzerland) concluded between the company, PrimaCom Management GmbH and J.P. Morgan Europe Limited as so-called Option Holder as well as J.P. Morgan Chase Bank, Barclays Bank PLC, Dresdner Bank AG (London Branch,), Lehman Commercial Paper Inc., The Toronto-Dominion Bank."

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                                      -2-

PLEASE NOTE: As of the announcement of this general meeting - apart from further documentation referred to in items 1, 5 and 6 of the agenda - the following documents shall be open to inspection at the business premises of PrimaCom AG, Hegelstrasse 61, 55122 Mainz both in English and as German language translations:

o the Share Option Agreement of March 26, 2002 concluded between PrimaCom AG, PrimaCom Management GmbH, J.P. Morgan Europe Limited as well as J.P. Morgan Chase Bank, Barclays Bank PLC, Dresdner Bank AG, London Branch, Lehman Commercial Paper Inc, The Toronto-Dominion Bank;

o the "Co-ordination Agreement" of March 26, 2002 including annexes concluded between PrimaCom AG, PrimaCom Management GmbH, PrimaCom Management GmbH's subsidiaries, Bank of America Securities Limited, Barclays Capital (the investment banking department of Barclays Bank
         PLC), J.P. Morgan PLC, Dresdner Bank AG, London Branch, Fortis Bank (Nederland) N.V., ING Bank N.V., The Royal Bank of Scottland plc, TD Bank Europe Limited, Lehmann Brothers International (Europe), J.P. Morgan Europe Limited, J.P. Morgan AG, Bank of America N.A., Bankgesellschaft Berlin AG, London Branch, Barclays Bank PLC, Bayerische Hypo- und Vereinsbank AG, J.P. Morgan Chase Bank, Coeoperatieve Centrale Raiffeisen-Boerenleenbank B.A., Dresdner
         Bank AG, Hamburg, Entenial, IBM Deutsche Kreditbank GmbH, Landesbank Rheinland-Pfalz, Girozentrale, Lehman Commercial Paper Inc., The Governor and Company of the Bank of Scotland, The Toronto-Dominion Bank;

o the "Second Secured Facility Agreement" of March 26, 2002 including annexes concluded between PrimaCom AG, PrimaCom Management GmbH, Barclays Capital (the investment banking department of Barclays Bank
         PLC), J.P. Morgan PLC, Lehman Brothers International (Europe), TD Bank Europe Limited, J.P. Morgan Europe Limited, J.P. Morgan Chase Bank, Barclays Bank PLC, Dresdner Bank AG, London Branch, Lehman Commercial Paper Inc., The Toronto-Dominion Bank;

o the "Amendment and Restatement Agreement (relating to a EUR 1.000,000.000 Facility Agreement dated 18 September 2000)" dated March 26, 2002 including annexes, concluded between PrimaCom Management GmbH, the shareholders listed as Original Guarantors (subsidiaries of PrimaCom Management GmbH), PrimaCom AG, Bank of America Securities Limited, Barclays Capital (the investment banking department of Barclays Bank PLC), Dresdner Bank AG, London Branch, Fortis Bank (Nederland) B.V:, ING Bank N.V., J.P. Morgan PLC, The Royal Bank of Scotland plc, TD Bank Europe Limited, J.P. Morgan Europe Limited, J.P. Morgan AG, Bank of America N.A., Bankgesellschaft Berlin AG, London Branch, Barclays Bank PLC, Bayerische Hypo- und Vereinsbank AG, Coeoperative Centrale Raiffeisen-Boerenleenbank B.A., Dresdner Bank AG, Hamburg, Entenial, IBM Deutschland Kreditbank GmbH, J.P. Morgan Chase Bank, Landesbank Rheinland-Plalz Girozentrale, Lehman Commercial Paper

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                                      -3-

         Inc. The Govenor and the Royal Bank of Scotland plc and The Toronto Dominion Bank;

o the "Intercreditor Agreement" of March 26, 2002 including annexes, concluded between J.P. Morgan AG, Bank of America Securities Limited, Barclays Capital (the investment banking department of Barclays Bank
         PLC), Dresdner Bank AG, London Branch, Fortis Bank (Nederland) N.V., ING Bank N.V., J.P. Morgan PLC, The Royal Bank of Scotland plc, TD Bank Europe Limited, J.P. Morgan Europe Limited, Lehman Brother International (Europe), Bank of America N.A., Bankgesellschaft Berlin AG, London Branch, Barclays Bank PLC, Bayerische Hypo- und Vereinsbank AG, Coeoperative Central Raiffeisen-Boerenleenbank B.A., Dresdner Bank AG, Hamburg, Entenial, IBM Deutschland Kreditbank GmbH, J.P. Morgan Chase Bank, Landesbank Rheinland-Pfalz Girozentrale, Lehman Commercial Paper Inc., The Govenor and the Royal Bank of Scotland plc, The Toronto Dominion Bank and the companies listed as Original Senior Guarantors (subsidiaries of PrimaCom Management GmbH);

o the "Termination Agreement" of March 26, 2002 concluded between PrimaCom AG, J.P. Morgan Europe Limited, J.P. Morgan Chase Bank, Barclays Bank PLC, Dresdner Bank AG, London Branch, Lehman Commercial Paper Inc. and The Toronto Dominion Bank;

o the "Second Security Trust Agreement" of March 26, 2002 concluded between PrimaCom Management GmbH, J.P. Morgan Europe Limited, J.P. Morgan Chase Bank, Barclays Bank PLC, Dresdner Bank AG, London Branch, Lehman Commercial Paper Inc. and The Toronto Dominion Bank;

o the "Interest Pledge Agreement" of March 26, 2002 concluded between PrimaCom Management GmbH, J.P. Morgan Europe Limited, J.P. Morgan Chase Bank, Barclays Bank PLC, Dresdner Bank AG, London Branch, Lehman Commercial Paper Inc. and The Toronto Dominion Bank;

o the "Share Pledge Agreement" of March 26, 2002 concluded between PrimaCom Management GmbH, J.P. Morgan Europe Limited, J.P. Morgan Chase Bank, Barclays Bank PLC, Dresdner Bank AG, London Branch, Lehman Commercial Paper Inc. and The Toronto Dominion Bank;

o the "Deed of Pledge (Netherlands)" of March 26, 2002 concluded between PrimaCom Management GmbH, J.P. Morgan Europe Limited and PrimaCom Netherlands Holding B.V.

o the report provided by PrimaCom AG's management board concerning the Share Option Agreement.

Upon request, each shareholder will receive a free copy of these documents without undue delay, including, if expressly requested, the English language original versions of the contracts. Orders should be placed with PrimaCom AG, Hegelstrasse 61, 55122 Mainz. The documents will also be open to inspection during the general meeting on June 5, 2002.

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                                      -4-

SUMMARY OF THE MATERIAL CONTENTS OF THE SHARE OPTION AGREEMENT AND EXPLANATION OF THE TRANSACTION

PrimaCom AG's management board has provided a detailed written report relating to the Share Option Agreement. The Share Option Agreement is part of a refinancing measure which will also be described and substantiated in this report. The complete wording of the Share Option Agreement is attached to the report both as English language original and as a German language translation.

As a supplement to this report, the management board will describe and substantiate both the concept of the transaction and the granting of option rights to acquire shares of PrimaCom Management GmbH as follows, and, summarize the material contents of the Share Option Agreement:

I.       Concept
1.       Contract documents

The Share Option Agreement was concluded in connection with the agreements concluded with two consortiums of lenders on September 18, 2000 (including subsequent supplements) and March 26, 2002.

On September 18, 2000, one of these consortiums of banks (the "Senior Lenders") granted to PrimaCom Management GmbH, a subsidiary of PrimaCom AG, a senior secured framework loan facility of up to an amount of EUR 1,000,000,000.00 which, on March 26, 2002 was drawn in the amount of approximately EUR 843,539,500.00 (so-called "Senior Facility"). Inter alia, this facility served the purpose of financing the acquisition of shares in Multikabel N.V. PrimaCom AG guarantees payment of any amount payable by PrimaCom Management GmbH under the Senior Facility.

PrimaCom Management GmbH and its subsidiaries have provided security for the Senior Facility, among others, in the form of pledges. Moreover, in the Obligor Intercreditor Agreement of September 18, 2000, they declared a subordination of their claims to those of the Senior Lenders.

Moreover, also on September 18, 2000, the company concluded a loan facility in the amount of EUR 375,000,000.00 (the "Working Capital Facility Agreement") with a second consortium of banks (the "Second Secured Lenders" or the "Working Facility Lenders"). This Working Capital Facility served the purpose of partially repaying the Senior Facility in an amount of EUR 1,000,000,000.00. It was, however, never drawn.

The relationship between these two means of financing is set forth in a Bank Intercreditor Agreement of September 18, 2000 between the Senior Lenders and the Working Facility Lenders. According to this agreement, the Senior Lenders were entitled to request, inter alia, that the Working Capital Facility shall be drawn to partly repay the Senior Facility. The drawing of the Working Capital Facility would most probably have resulted in a violation of certain financial covenants to be complied with under the Senior Facility and possibly under the Working Capital Facility, due to the unexpected unfavorable financial condition of the company and the high cash in-

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                                      -5-

terest component under the Working Capital Facility, a scenario which would have entitled the Senior Lenders and the Working Facility Lenders to cancel both the Senior Facility and the Working Capital Facility. The company has been endeavoring to refinance the Working Capital Facility for some time, with the aim to improve the terms of the loan facility, in particular, to reduce the percentage of cash interest. On March 26, the PrimaCom group and the Second Secured Lenders concluded a new loan facility in an amount of EUR 375,000,000.00 (the "Second Secured Facility Agreement") which replaces the Working Capital Facility Agreement. The company is borrower and will pass on this loan facility to PrimaCom Management GmbH in order to reduce the Senior Facility. The Senior Lenders have approved of the refinancing. The Second Secured Facility in the amount of EUR 375,000,000.00 was paid out, and used for a reduction of the Senior Facility in a corresponding amount.

The termination of the Working Capital Facility is subject of the Termination Agreement. Whereas for the Working Capital Facility, no security was provided, PrimaCom Management GmbH has provided pledges over its direct holdings in corporations and partnerships of the PrimaCom group for the Second Secured Lenders by way of the Share Pledge Agreement, the Interest Pledge Agreement and the Deed of Pledge, each dating March 26, 2002 to secure the latter's claims under the Second Secured Facility. The Security Trust Agreement was concluded with respect to the administration and realization of these securities. The pledges granted to the Second Secured Lenders constitute second secured pledges which are subordinated to the pledges which had already been granted to the Senior Lenders on September 18, 2000. Due to the priority of the pledges of the Senior Lenders, the economic value of the Second Secured Lenders' second secured pledges is rather limited. Basically, the Senior Lenders and the Second Secured Lenders have structured their internal relationship as creditors of PrimaCom AG and PrimaCom Management GmbH as a result of the contracts of March 26, 2002 in the Intercreditor Agreement of March 26, 2002.

The Share Option Agreement also concluded on March 26, 2002 and described in more detail below, is part of the overall package and was a precondition for the Second Secured Lenders' willingness to have the Working Capital Facility replaced by the Second Secured Facility. As set forth in more detail in 2.2, the Second Secured Lenders are entitled to change back the terms of the Second Secured Facility into those of the Working Capital Facility, if the general meeting refuses to approve of the Share Option Agreement.

On September 18, 2000, the company furthermore concluded a so-called "Contingent Value Rights Agreement" with Chase Securities Inc. as "Agent" for the Working Facility Lenders, in which the company agreed to indirectly issue so-called Contingent Value Rights ("CVRs") to the Working Facility Lenders via the Agent. The CVRs certify payment claims of the Working Facility Lenders against the company upon submission of an exercise declaration, whose creation and amount depends on the development of the stock exchange price of the company. The CVRs were delivered to Chase Securities Inc. as Agent of the lenders in the form of a certificate, subject to the condition to release the CVRs certified therein to the Working Facility Lenders at certain dates. In the meantime, the prerequisites for the release of some of the CVRs to the Working Facility Lenders have been fulfilled. In the Second Secured Facility Agreement, the company has confirmed its obligation to replace the CVRs by rights

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                                      -6-

to subscribe for PrimaCom shares as already assumed under the Contingent Value Right Agreement subject to the approval of the general meeting. This replacement is subject to the resolution to be taken as item 5 of the agenda.

2.       Mechanism of the terms of contract

The terms of the Second Secured Facility in the amount of EUR 375,000,000.- depend on the approval of the Share Option Agreement by the general meeting. If the general meeting refuses to approve of the Share Option Agreement, other conditions - less beneficial to the company - apply to the granting of the loan according to the mechanisms set forth in the Co-ordination Agreement (see Clause
2.2 below). These mechanisms are as follows:

2.1      Approval of the Share Option Agreement

If the general meeting approves of the Share Option Agreement, the Second Secured Lenders must - after they are satisfied that all legal and statutory prerequisites in relation to holding the general meeting and the passing of the resolution have been met - instruct J.P. Morgan Europe Limited in its capacity as "Second Secured Agent" to deliver in writing a so-called "Shareholder Approval Confirmation". As soon as J.P. Morgan Europe Limited has delivered this confirmation, the approval of the general meeting to the Share Option Agreement for the purposes of the Co-ordination Agreement is deemed properly obtained. In the event that the general meeting of PrimaCom AG approves of the Share Option Agreement, and if J.P. Morgan Europe Limited delivers the respective confirmation, the Co-ordination Agreement, inter alia, stipulates that

-        the Share Option Agreement becomes effective;

-        the loan facilities concluded in the framework of the refinancing (i.e.
         the Second Secured Facility Agreement and the Amendment and Restatement Agreement under which the Senior Lenders, inter alia, gave their consents to the refinancing) continue in full force and effect;

- the Bank Intercreditor Agreement and the Obligor Intercreditor Agreement (both dating September 18, 2000) are cancelled.

As a consequence, the following interest conditions apply for the Second Secured Facility Agreement: The interest of this credit line comprises of cash interest and non cash interest. The non cash interest will be added to the principal outstanding amount under the credit line. The total interest rate resulting from the sum of the cash interest plus the non cash interest initially accrue at 18% and increase to 20%, whereby, initially, the cash interest accrues with a rate of 8% and later increases to 12%. The principal outstanding loan amount shall form the calculation basis for the interest; for the cash interest, however, a maximum amount corresponding to the original loan amount of EUR 375,000,000.00 shall apply. The cash interest, the non cash interest which is not immediately payable and the total interest rate is set out in the following table:

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                                      -7-

                        Period                              Cash           Non Cash            Total
                                                            -----          ---------           -----
                                                        Interest Rate    Interest Rate     Interest Rate
                                                        -------------    -------------     -------------
March 26, 2002           -  September 30, 2002              8.0%              10%               18%
October 1, 2002          -  December 31, 2002                8.%             10.5%              19%
January 1, 2003          -  March 31, 2003                  9.5%             9.5%               19%
April 1, 2003            -  June 30, 2003                   10.5%            8.5%               19%
July 1, 2003             -  September 20, 2003              11.5%            8.5%               20%
October 1, 2003          -  final maturity                  12.0%            8.0%               20%

In case the general meeting has granted its approval and confirmation is given by J.P. Morgan Europe Limited, the Co-ordination Agreement stipulates that those CVRs shall be cancelled for which the prerequisites for a release to the Second Secured Lenders have not been met by March 26. CVRs for which the prerequisites for a release by the Escrow Agent to the Working Facility Lenders have already been met (i.e. CVRs up to a total amount of 2.5% of the share capital of PrimaCom AG) remain valid, unless the Second Secured Facility in the amount of EUR 375,000,000.00 is paid back within one year of the conclusion of the contract; in this case, these CVRs will also be cancelled. Within this one-year period none of the CVRs holders shall be entitled to exercise rights with respect to these CVRs or with respect to warrant-linked bonds granted in lieu.

2.2      No approval of the Share Option Agreement

If the general meeting of PrimaCom AG does not approve of the Share Option Agreement, or if the corresponding confirmation by J.P. Morgan Europe Limited is not granted, J.P. Morgan Limited has two options to take action on behalf of the Second Secured Lenders: it may give a

(1)      so-called Amendment Notice;

or

(2)      a so-called Continuation Notice,

until July 15, 2002.

If J.P. Morgan Europe Limited does not given one of the above declarations until July 15, 2002 the situation will be treated as if the Amendment Notice was given on July 15, 2002.

REGARDING (1):

If the Amendment Notice is given, the Second Secured Facility in the amount of EUR 375,000,000.00 shall continue and remain outstanding, however, the terms of the Amended and Restated Second Facility Agreement attached as Exhibit 6 to the

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                                      -8-

Co-ordination Agreement will apply. In all material aspects, such terms correspond to the terms of the original Working Capital Facility, i.e. applying an economic approach, the Second Secured Lenders are entitled to return to the conditions originally granted under the Working Capital Facility. In contrast to the terms which would apply if the general meeting of PrimaCom AG approved of the Share Option Agreement, the following economic disadvantages will occur with respect to these terms:

The Amended and Restated Second Facility in the amount of EUR 375,000,000.00 will be subject to an interest of 18%, 16% of which are payable in cash. The non cash interest will be added to the principal amount of the credit line, and will yield additional interest as principal amount. Even though the interest is below the interest agreed on in the Second Secured Facility Agreement, the interest must, in contrast to the new arrangement, be continuously paid at a higher rate. As a result, in case of the Amended and Restated Second Facility, this would have a considerable negative effect on the liquidity of the company due to this high cash interest payable. Further consequences are described in paragraph III. below.

The suspension of the Bank Intercreditor Agreement and the Obligor Intercreditor Agreement (both dating September 18, 2000) will cease and continue in slightly modified form. The Intercreditor Agreement of March 26, 2002 will be cancelled.

In the event of an Amendment Notice, additional CVRs will be released to the Second Secured Lenders (up to the total amount of 5% of the share capital of PrimaCom AG as contractually agreed on September 18, 2000), however, there will be no release between March 26, 2002 and the day on which the amended loan facility agreement becomes effective. The CVRs which would have been released to the Second Secured Lenders during this period will be released immediately thereafter. In other words, the Second Secured Lenders' waiver relating to a portion of the original CVRs will be reversed.

The pledge of the direct holdings of PrimaCom Management GmbH in corporations and partnerships of the PrimaCom group provided by PrimaCom Management GmbH in favor of the Second Secured Lenders by way of the Share Pledge Agreement, the Interest Pledge Agreement and the Deed of Pledge will be cancelled because the Working Capital Facility, too, to the terms of which the lenders would - economically speaking - return was not secured by pledges.

REGARDING (2):

If J.P. Morgan Europe Limited gives the Continuation Notice

- the Share Option Agreement will be cancelled in accordance with the regulations agreed therein;

- the loan facilities concluded in the framework of refinancing remain effective;

- no additional CVRs will be released, i.e. the situation equals a situation where PrimaCom AG's general meeting has given its approval.

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                                      -9-

II.      Share Option Agreement

1.       Parties

PrimaCom AG, PrimaCom Management GmbH as well as J.P. Morgan Europe Limited as "Option Holder" and J.P. Morgan Chase Bank, Barclays Bank PLC, Dresdner Bank AG, London Branch, Lehman Commercial Paper Inc, The Toronto-Dominion Bank (Second Secured Lender) are parties to the Share Option Agreement.

The Share Option Agreement enables the Second Secured Lenders to exchange a part, or as the case may be also their entire claim for repayment of the loan (including the non cash interest) against PrimaCom Management GmbH shares. This is carried out as follows:

Under the Share Option Agreement, J.P. Morgan Europe Limited as Option Holder is granted the right to request from PrimaCom AG as of December 31, 2004 the transfer of PrimaCom Management GmbH shares at a nominal value of up to 65% of the share capital against waiver of repayment of a corresponding amount of the Second Secured Facility according to the provisions in the Share Option Agreement. J.P. Morgan Europe Limited as fiduciary holds this share option for the Second Secured Lenders, and shall exercise such right according to the latter's instructions.

2.       Material content of the Share Option Agreement

2.1      Share Option

For each Second Secured Lender, the Option Holder may request from PrimaCom AG the transfer of PrimaCom Management GmbH shares at a nominal value of a participation amount in the Second Secured Facility allotted to the individual Second Secured Lender; the total claim of all Second Secured Lenders shall not exceed 65% of the share capital of PrimaCom Management GmbH. For the first time, the transfer may be requested as of December 31, 2002 until the total repayment of the loan. The Option Holder is also entitled to exercise the share option in portions. The Option Holder exercises the share option according to the instruction of the individual Second Secured Lender.

Instead of a transfer of the company shares to the individual Second Secured Lenders, a transfer to a third party may also be requested. The transfer is executed by way of a separate transfer agreement which is attached in draft as
Schedule 2 of the Share Option Agreement. A party which has become the holder of a company share upon exercise of the share option is hereinafter also referred to as "Transferee".

In the Share Option Agreement the transfer of the shares has been largely modeled upon the entry of additional shareholders by way of a capital increase, in the event of which a dilution effect will occur. As a consequence, as of the second exercise of the share option, not only PrimaCom AG but also Transferees who have already exercised their share option (in total or in parts) must transfer a portion of the shares they have acquired (at the ratio of their participations in PrimaCom Management GmbH) to the additional Transferee in order to create a situation which largely corresponds to a di-

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                                      -10-

lution analogical to a capital increase upon new shareholders joining the company. Details are set forth in section 3 of the Share Option Agreement.

2.2      Representations and warranties

PrimaCom and PrimaCom Management GmbH represent and warrant the existence, the freedom from encumbrances and the unlimited transferability of the PrimaCom Management GmbH shares held by PrimaCom AG. The details are set forth in section 5 of the Share Option Agreement. If any of these representations and warranties are not correct, PrimaCom AG and PrimaCom Management may be held liable for up to the total amount of the outstanding Second Secured Facility, PrimaCom Management GmbH, however, only to the extent permissible under the German GmbH (limited liability company) Act, i.e. as a result, an illegal repayment of equity is prevented.

In case of an infringement of the obligations accepted in section 5 of the Share Option Agreement, the Option Holder shall be entitled to a premature exercise of the share option.

2.3      Further undertakings

Until the full exercise of the share option, or the end of the exercise period (i.e. until repayment in full of the Second Secured Facility), respectively, PrimaCom undertakes to refrain from taking any corporate measures which may negatively affect the share option as stipulated in the provisions of section 6 of the Share Option Agreement. In order to prevent a transfer of the PrimaCom Management GmbH shares by PrimaCom AG to third parties in violation of the contractual arrangements, a transfer of PrimaCom Management GmbH shares will be made dependent on the consent of the Option Holder, which shall - to the extent legally permissable - also be included in the articles of association of PrimaCom Management GmbH.

According to the provisions in section 6 of the Share Option Agreement, PrimaCom AG and PrimaCom Management GmbH are furthermore obliged to refrain from fundamentally changing the operational business of PrimaCom Management GmbH, and to keep the Option Holder informed about developments in the operational business of PrimaCom Management GmbH and its subsidiaries which could adversely influence the share option.

Moreover, according to section 6 of the Share Option Agreement, PrimaCom AG and PrimaCom Management GmbH are obliged to support the Option Holder and the Second Secured Lender, in particular by providing information to enable a (legal and economical) review of PrimaCom Management GmbH and its subsidiaries as well as to prepare an information memorandum.

If the obligations accepted in section 6 of the Share Option Agreement are violated, the Option Holder is entitled to a premature exercise of the share option.

2.4      Internal relationship between the Option Holder and the Second Secured
         Lenders

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                                      -11-


Moreover, in sections 7 and 8, the Share Option Agreement includes provisions by which the Second Secured Lenders stipulate their relationship with the Option Holder.

2.5      Transfer of duties and obligations

The Option Holder's position can be transferred to a third party by J.P. Morgan Europe Limited. To the extent J.P. Morgan Europe Limited continues to exist, or if there is legal successor of this company, the requirement of an approval of J.P. Morgan Europe Limited to the transfer of the shares as set forth in the articles of association of PrimaCom Management GmbH shall not be affected by this provision.

In addition, the Second Secured Lenders may - in full or in parts - transfer their rights and obligations under the Share Option Agreement to other Second Secured Lenders or third parties. This is only possible, however, upon concurrent transfer of a respective participation in the Second Secured Facility.

3.       Consideration

The consideration for the transfer of the shares owed by the Second Secured Lenders shall be a waiver of the repayment claim of the Second Secured Facility in a corresponding amount. The nominal value of such amount of the loan (hereinafter: the "converted loan amount") to be waived as consideration for the shares to be transferred shall be determined by calculating the ratio between the amount of the converted loan amount and the quotient of 12 x EBITDA (earnings before interest, taxes, depreciation and amortization) of the PrimaCom group for the 12 months until the end of the last calendar quarter prior to the exercise of the respective share option, for which financial figures exist, less the amount of the total debt of the PrimaCom group not repaid at the end of the previous calendar quarter, and the amount of the converted loan amount divided by the total nominal value of the PrimaCom Management GmbH shares issued at that time. The detailed formula for such calculation is described in section 4 of the Share Option Agreement.

4.       Condition precedent

The Share Option Agreement is conditional upon the approval by the general meeting of PrimaCom AG as well as the confirmation of the Option Holder that the approval of the general meeting was valid in form and substance. The parties to the Share Option Agreement are entitled to modify this provision including the option to waive the condition precedent.

5.       Changes of the articles of association of PrimaCom Management GmbH

Moreover, the Share Option Agreement stipulates that until December 31, 2002, i.e. until the exercise of the share option, the articles of association of PrimaCom Management GmbH shall be modified according to Schedule 5 of the Share Option Agreement. This includes the following modifications:

o The company has three managing directors whereby each 30% shareholding in the company's share capital grants the right to appoint one managing director.

       Shareholders holding together 30% or more in the share capital shall also enjoy such right. Shareholders or groups of shareholders who have appointed managing directors according to this provision are entitled to dismiss the managing directors appointed by them at any time, and request the dismissal of the other managing directors who have not been appointed by them, for cause.

o The company shall be represented jointly by two managing directors or one managing director together with one PROKURIST (HOLDER OF A SPECIAL POWER). The general meeting is entitled to resolve individual power of representation or the release from the restrictions of self-contracting with a 75% majority of the votes.

o According to the new articles of association, the management measures listed in Sec. 5.6 require the prior approval of the general meeting by simple majority of the votes cast. The company shall be entitled to extend this catalogue at any time by simple majority vote.

o In addition, the following legal transactions and management measures require the approval of the general meeting by a 75% majority of the votes:

         - filing of a petition for the commencement of insolvency proceedings, unless the managing directors are under a statutory obligation to make such filing;

         - legal transactions or measures with shareholders or their affiliated enterprises which are not in the ordinary course of business, or which are not entered into on an arms' length basis;

         - entering into, modifying or termination of contracts under which PrimaCom Management GmbH, or its subsidiaries, respectively, reimburse business or administrative expenses to PrimaCom AG, provided such expenses do not exceed EUR 5 million per annum. After 2010, this maximum level shall be adapted to the increase in the costs of living.

o Moreover, the managing directors do not require the approval of the general meeting for measures and legal transactions to which PrimaCom Management GmbH is obliged under the facility agreement and the loan facility agreement which serves the purpose of partial repayment of the facility agreement. The general meeting is only entitled to resolve instructions which would result in a violation of such contracts by a 75% majority of votes cast.

o The approval of the annual financial statement by the shareholders and the resolution concerning the use of the proceeds require a majority of 75% of votes.

III. Consequences in the event that the Share Option Agreement is not approved of

If the general meeting does not approve of the Share Option Agreement with the necessary majority and / or if the Option Holder does not confirm the regularity of passing of the resolution (see paragraph I. 2.1 above (Approval of the Share Option Agreement) and II. 4 (Conditions precedent)), the Second Secured Lenders are enti-tled to amend the terms of the Second Secured Facility in the amount of EUR 375,000,000.00 (Amended and Restated Second Facility Agreement) by giving the Amendment Notice described above under paragraph I.2.2., according to the Co-ordination Agreement. This will result in a deterioration of the terms of the loan as described above under paragraph I.2.2. The higher interest rates would have a negative effect on the cash flow and, as a consequence, on the liquidity situation of the company. Already today, a considerable portion of the cash flow from the business activity must be used to repay interest and debts. An increased burden of interest payment would have the result that the company, or the PrimaCom group, respectively, would have even less liquid funds available for investment projects, product development, general business purposes and, if applicable, acquisitions.

Both the Senior Facility and the Amended and Restated Second Facility contain a number of financial and operational covenants. PrimaCom Management GmbH, inter alia, undertook in the Senior Facility to safeguard for the term of the contract that certain ratios relating to the PrimaCom group are complied with (e.g. a certain ratio of operational results and debt, not exceeding a maximum level of total debts of the PrimaCom group). If, however, the terms of the Second Secured Facility in the amount of EUR 375,000,000.00 were modified by the Second Secured Lenders, PrimaCom Management GmbH would most probably infringe the financial covenants. Also, the Amended and Restated Second Facility Agreement provides for the obligation of PrimaCom AG to comply with certain financial covenants. There is a considerable risk that PrimaCom AG violates against such covenants if the terms of the facility agreement were modified. Moreover, a violation of the covenants of the Senior Facility entitles to cancel the Amended and Restated Facility Agreement. This would have the consequence that the Senior Lenders and the Second Secured Lenders could claim the respective loan amounts to be immediately due and payable. In this case, the company would be forced to refinance its debts. According to the company's opinion, such refinancing would be doubtful with a view to the current difficult access to capital for both the company and other members of its sector of industry, which will remain difficult both at short and medium term. The strong decline in the market price of securities of telecommunication and media companies considerably limits the number of financial institutions willing to grant credit lines to companies of this sector of industry. If refinancing is not feasible it must be assumed that in an event of default and acceleration of the repayment of the loans, insolvency proceedings must be initiated over the assets of both the company and PrimaCom Management GmbH.

Moreover, according to the current plan figures, the company or PrimaCom Management GmbH, respectively, will - as of 2003 - not be in a position to effect the interest payments due under the Senior Facility and the Amended and Restated Second Facility. This constitutes an additional insolvency risk for the company and PrimaCom Management GmbH for the time after 2003.

IV.      Report

The report delivered by the management board of PrimaCom AG concerning the Share Option Agreement contains further detailed explanations and substantiation concerning the refinancing.

5. PASSING OF A RESOLUTION CONCERNING THE ISSUE OF WARRANT-LINKED BONDS AND THE CONDITIONAL INCREASE OF THE SHARE CAPITAL BY UP TO EUR 1,265,355.68, AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

5.1      Resolution on the issue of warrant-linked bonds

In a contract (a so-called "Contingent Value Right Agreement") concluded with Chase Securities Inc. (today called J.P. Morgan Securities Inc.) as Agent for a consortium of lenders ("Second Secured Lenders" or "Working Facility Lenders"; also see the explanations to item 4 of the agenda) of September 18, 2000 (including subsequent supplements), the company undertook to indirectly issue so-called "Contingent Value Rights" ("CVRs") to the Working Facility Lenders via the Agent. These CVRs evidence contingent claims for payment of the Working Capital Lenders upon submission of an exercise declaration against the company, whose creation and amount depends on the development of the price of the company's American Depositary Shares ("ADS") listed on the National Association of Security Dealers Automated Quotations ("NASDAQ"). Economically speaking, by effecting such payments, the holders of the CVRs are put in the same position as if they held share options issued by the company. So far the agent received a total of 986,400 CVRs in the form of certificates; these CVRs should be released to the Working Facility Lenders (in the meantime: the Second Secured Lenders) in four equal portions of 25% each on November 15, 2001, December 31, 2001, March 31, 2002 and June 30, 2002. The number of CVRs released to the Agent with the certificate should have totaled 989,928. Due to a rounding error and a capital increase by 70,000 shares carried out by the company in the meantime, the number of certified CVRs was lower than the number of CVRs which should have been issued according to the Contingent Value Right Agreement. Under the Contingent Value Right Agreement, a release right exists for the CVRs not yet released.

Upon exercise, a CVR entitles its holder to request the difference between the price of the ADS at the day of exercise and 110% of the price of the ADS (hereinafter: "Strike Price") as of the date of the release of the CVR by the Agent to the holder as cash payment. Due to pending contract negotiations between the company and the Working Facility Lenders, no CVRs have been released to the individual Working Capital Lenders so far. Under the Co-ordination Agreement concluded on March 26, 2002 between, among others, the company and the Second Secured Lenders (for more details, see the explanation concerning item 4 of the agenda), the CVRs becoming due for release on March 31 and June 30, 2002 and shall only be released if the general meeting does not approve of the Share Option Agreement according to item 4 of the agenda, or if J.P. Morgan Europe Limited does not confirm the regularity of the passing of the resolution vis-a-vis the Second Secured Lenders, and if the Second Secured Lenders make use of their right to change the terms of the Second Secured Facility in the amount of EUR 375,000,000.00. According to the proposal of a resolution below, the CVRs due for release on November 15, 2001 and December 31, 2001 shall be replaced by warrant-linked bonds since in the underlying contractual arrangements the company undertook (subject to the approval of the general meeting) to replace the CVRs by rights to subscribe for PrimaCom shares. According to the contractual arrangements, the conditions of the warrant-linked bonds should (to the extent possible and legally permissible) correspond to the conditions of the CVRs. Due to an arrangement between the Working Capital Lenders, it is currently not intended to convert the CVRs which became, or will become due for release on March 31, 2002 or June 30, 2002, respectively. For legal reasons, a conversion of the CVRs into warrant-linked bonds cannot be carried out because the Strike Price of these additional options is below the lowest issue price (section 9 para. 1 German Stock Corporation Act)) of approximately EUR 2.55646 as per the formula agreed upon in the Contingent Value Right Agreement.

For the implementation of the replacement obligation, the management board and the supervisory board propose to pass the following resolution:

       "As per the conditions set out below, the company's management board shall be authorized to issue to the shareholders until December 31, 2006, registered warrant-linked bonds at a total nominal value of up to EUR 4,949.64 bearing non-recurrent interest of 5% p.a. with a term of up until September 18, 2010 upon exclusion of the legal subscription right, which shall grant to the holders or creditors of the warrant-linked bonds for every EUR 0.001 of nominal value of the warrant-linked bond an option right to subscribe for a new share of the company each with a calculatory share in the company's share capital of rounded EUR 2.55646, i.e. to grant to the holders option rights for up to a total of 494,964 shares in the company.

       The warrant-linked bonds shall exclusively be underwritten by J.P. Morgan Securities, Inc. (the "Agent") under the obligation to separate the option rights from the bonds, and - as per the contractual obligations - to transfer the option rights only to such persons (the "Option Holders") who are entitled to the release of CVRs under the Contingent Value Right Agreement, whereby a transfer must be carried out concurrently against waiver of the right of release of CVRs.

       The total of 494,964 option rights should be offered to the Option Holders by the Agent on behalf of the company in one portion comprising of 494,964 option rights, serving the purpose of converting the CVRs which became due for release to the Second Secured Lenders on November 15, 2001 and December 31, 2001. The option rights shall be offered by the Agent within a 6-week period starting as of the date of registration of the Conditional Capital II in the commercial register as resolved under issue 5.3 of the agenda below.

       The option rights connected with the respective warrant-linked bonds are subject to the following conditions:

    a)       OPTION RIGHT:

              Each option right grants the right to acquire one non par-value bearer share of the company (the ratio "one non par-value share per option right" is hereinafter referred to as the "Subscription Ratio"). In general, the Option Holders are not only entitled to exercise their option right with respect to all option rights they are entitled to but also with respect to parts thereof. The term of the option rights expires on September 18, 2010.

     b)       EXERCISE PRICE:

              Out of the total of 494,964 option rights, the Exercise Price to be payable upon exercise of one share of the company amounts to

              - EUR 4,89 in case of up to 247,482 option rights
              - EUR 3,98 in case of up to 247,482 option rights

     c)       EXERCISE PERIOD OF THE OPTION:

              After the general meeting has approved of the Share Option Agreement according to item 4 of the agenda and J.P. Morgan Europe Limited confirmed the regularity of the passing of the resolution vis-a-vis the Second Secured Lenders, the Option Holders shall be entitled to exercise the option rights at any time until and including September 18, 2003, after the waiting period has expired on March 26, 2003. If and to the extent that the general meeting does not approve of the Share Option Agreement according to item 4 of the agenda, or J.P. Morgan Europe Limited does not confirm the regularity of the passing of the resolution vis-a-vis the Second Secured Lenders, and if the Second Secured Lenders make use of their right to modify the terms of the facility agreement in the amount of EUR 375,000,000.-, the option rights may be exercised at any time.

    d)       ADAPTATION OF SUBSCRIPTION RATIO AND EXERCISE PRICE

If during the term of the option rights the company carries out capital measures upon granting of a subscription right to the shareholders, or - to the extent legally permissible - changes the number of shares without changing the share capital or issues convertible or subscription rights, the Exercise Price or the Subscription Ratio will be adapted accordingly as per the terms of the option. This adaptation should serve the purpose of maintaining the equal value of the respective Exercise Price after the implementation of such measure and the effects on the stock exchange price connected therewith. If the Exercise Price of a share would fall below the legally determined minimum of issue price per share, the Exercise Price will not be reduced. Furthermore, the Exercise Price will not be reduced if upon resolving on a capital increase or the issue of convertible or warrant-linked bonds, the company also grants to the Option Holders a direct or indirect right to subscribe for the new shares or for the new convertible or warrant-linked bonds and if, in doing so, the Option Holders are put in a position as if they had already carried out the conversion.

       e)     TRANSFERABILITY OF OPTION RIGHTS:

              The option rights are registered; it is permissible to transfer option rights. The Agent will keep a register of Option Holders.

       f)     EXPIRATION OF OPTION RIGHTS:

              Option rights which have not been exercised until the end of their term will expire.

       g)     AUTHORIZATION OF THE MANAGEMENT BOARD:

              Upon approval of the supervisory board, the management board shall be authorized to determine the further details of the terms of the option, the terms of the warrant-linked bonds as well as the details of the issue.

5.2.   Resolution concerning the creation of a Conditional Capital II:

       "By issuing up to 494,964 non par-value bearer shares with a calculatory share in the share capital of the company of rounded EUR 2.55646, the share capital of the company will be conditionally increased by up to EUR 1,265,355.68. The conditional capital increase serves the purpose of granting conversion rights resulting from the warrant-linked bonds which will be issued according to above paragraph 5.1. The issue of the new shares shall be carried out according to the Exercise Price determined in paragraph 5.1 lit. b) above. The conditional capital increase shall only be carried out to the extent the Option Holders make use of their option rights, and the conditional capital is required for the issue of new shares according to the terms of the options. The new shares participate in the company's profits as of the beginning of such fiscal year in which they were created by way of exercise of the option right. The management board shall be authorized to determine the further details of the implementation of a conditional capital increase."

5.3 The following new para. 6 is added in section 5 of the company's articles of association:

       "(6) The share capital will conditionally be increased by up to EUR 1,265,355.68 by issuing up to 494,964 shares (Conditional Capital
              II). The conditional capital increase serves the purpose of securing subscription rights, which will be issued in the framework of the warrant-linked bonds on the basis of the general meeting's resolution of June 5, 2002. The conditional capital increase is only carried out to the extent in which the holders of option rights make use of their rights. The new shares participate in the company's profit as of the beginning of such fiscal year in which they are created by exercise of the option right."

THE MANAGEMENT BOARD DELIVERS THE FOLLOWING REPORT IN RELATION TO THE ABOVE PROPOSAL OF A RESOLUTION ACCORDING TO SECTIONS 221 PARA. 4 SENTENCE 2, 185 PARA. 3, SENTENCE 4, PARA. 4 SENTENCE 2 GERMAN STOCK CORPORATION ACT:

According to the management board's opinion, the exclusion of the shareholders' subscription right proposed in connection with the issue of the warrant-linked bonds to a consortium of lenders is beneficial for the company which must take priority in considering the dilution protection guaranteed by the shareholders' legal subscription right. According to the management board's opinion, there are no suitable and appropriate alternatives to the exclusion of the shareholders' subscription right.

On September 18, 2000, the company has agreed upon a credit line at a total volume of EUR 375,000,000.00 ("Working Capital Facility) with a consortium of banks ("Second Secured Lenders" or "Working Facility Lenders"). In contrast to another framework facility agreement up to an amount of EUR 1,000,000,000.00 ("Senior Facility") concluded on the same day, the Working Capital Facility is subordinated. In a separate contract ("Contingent Value Right Agreement"), however, connected with the Working Capital Facility, the issue of so-called "Contingent Value Rights" ("CVR") was promised to the Working Facility Lenders. Upon submission of an exercise declaration the CVRs certify payment claims of the Working Facility Lenders against the company, whose creation and amount depends on the development of the stock exchange price of the company. Economically speaking, the Working Facility Lenders will be put in a position as if they held 5% of the PrimaCom AG shares whose strike price corresponds to 110% of the price of the American Depositary Shares ("ADS") of the company listed on the National Association of Security Dealers Automated Quotations ("NASDAQ") upon issue of the respective CVR.

The conclusion of the Contingent Value Right Agreement was part of an overall package of agreements with the Working Facility Lenders. It is rather common that subordinated lenders do not only request reimbursement in the form of higher interest rates for accepting a higher loan risk but also request an equity component ("equity kicker") in addition. Such equity kickers can constitute of conversion or acquisition rights in shares of the company. Since at the time of the conclusion of the facility agreement, the company did not have a conditional capital and an authorization to issue convertible or warrant-linked bonds which would have allowed for an issue of bonds with subscription rights for PrimaCom shares, and since the authorized capital excluding the shareholders' subscription right did not allow for such a structure, the company agreed on the issue of the CVRs instead convertible or warrant-linked bonds which - by cash payment - put the banks in a position as if they held subscription rights for shares. At the same time, however, the company undertook vis-a-vis the lenders to propose to its general meeting the conversion of CVRs into instruments which include economically equal subscription rights for shares.

Originally, the CVRs were delivered to Chase Securities Inc. (today called J.P. Morgan Securities Inc.) as Agent of the Working Facility Lenders, and, in the meantime, have in part become due for release to the Working Facility Lenders, i.e. in an amount of half of the total value. According to the original arrangements, an additional 25% should have been issued on March 31, 2002, and the remaining 25% on June 30, 2002.

The company did not draw the Working Capital Facility. However, the lenders of the Senior Facility were entitled to request the drawing of the Working Capital Facility in order to partly repay the Senior Facility with the loan amount. Due to the unexpected bad financial situation of the company and due to the high cash interest component of the Working Capital Facility, the drawing of the Working Capital Facility would probably have resulted in a violation of certain financial covenants to be complied with according to the facility agreements which would have entitled the lenders to cancel the facility agreements. For this reason, the company endeavoured to renegotiate the conditions of the Working Capital Facility with the aim of improving the loan conditions, in particular, to reduce the amount of cash interest. In the framework of the overall package described in more detail under item 4 of the agenda, the company concluded a new facility agreement in the amount of EUR 375 million (so-called "Second Secured Facility Agreement") replacing the Working Capital Facility Agreement with the same banks which also provided the Working Capital Facility ("Second Secured Lenders"). Even though the company is the lender, the loan amount is transferred to PrimaCom Management GmbH in order to reduce the Senior Facility described in more detail in item 4 of the agenda. Because of the tight liquidation and financial situation of the company, the negotiations in connection with the Second Secured Facility proved to be very difficult. As a result, the company could achieve a lower continuous interest burden (however, connected with higher capitalized interest which will become due on the maturity date). In the framework of the Second Secured Facility, the company once again undertook to propose to the general meeting to convert the CVRs in economically equal instruments which include a subscription right for the company's shares. As consideration for the valid conclusion of the Share Option Agreement which is subject to the approval of the general meeting according to item 4 of the agenda, the Second Secured Lenders agreed to waive the release of the CVRs due on March 31, and June 30, 2002. Moreover, it was agreed that in the first year after the conclusion of the Second Secured Facility, the CVRs cannot be exercised and will be cancelled completely, if the company succeeds in replacing the Second Secured Facility by another means of financing.

If, however, the general meeting does not approve of the Share Option Agreement, the Second Secured Lenders will have the option to restore the loan conditions of the old Working Capital Facility, which, in turn, would result in a cancellation of the Second Secured Lenders' waiver concerning the issue of the CVRs due on March 31, and June 30, 2002.

With the proposed resolution, the company complies with its obligation vis-a-vis the Second Secured Lenders to propose to its shareholders the conversion of the CVRs into warrant-linked bonds for shares of the company. Despite the imminent possibility that if the general meeting does not approve of the conclusion of the Share Option Agreement (item 4 of the agenda), the CVRs must, nevertheless, be released the conversion does not result in the total volume of the CVRs being released according to the CVR Agreement but only to 50% of the relevant volume, i.e. to the CVRs which became due for release prior to March 26, since for legal reasons (falling below the lowest issue price according to section 9 para. 1 German Stock Corporation Act) a conversion of the remaining 50% is not possible and the Second Secured Lenders have preliminarily declared their consent to waive the conversion option.

According to the opinion of the management board, an exclusion of the subscription right of the shareholders would be in the company's interest for the following reasons:

Firstly, the exercise of the CVRs and the payment obligations resulting therefrom would constitute a further burden to the company's already tight liquidity and financial situation. If the CVRs were exercised, a payment claim of the holder of the respective CVRs is created depending on the stock exchange price of the company. The possibility is imminent that such payment claims cannot be satisfied with view to the tight liquidity situation of the company, which, in a worst case scenario, would result in the insolvency of the company. Alternatively, the satisfaction of such payment claim could withdraw funds from the company which would have been required to fulfill other payment obligations. Moreover, the payment obligations connected with the CVRs could further narrow the company's financial scope of action and increase its financing requirements.

Secondly, a conversion of the CVRs into warrant-linked bonds would facilitate the company's future negotiation position with the lenders. Due to the current price of the company's shares and the desolate capital markets situation, the company is currently prevented from financing via the capital market. The decline of the price of the company's shares is an industry-wide phenomenon as can be concluded from comparing the price of the shares of its competitors. With a view to the difficult financial situation of the company, it cannot be excluded that it must incur further debt at short or medium term.

The company's obligation to propose to the general meeting the conversion of the cash payment obligations of the CVRs into warrant-linked bonds with option rights for shares of PrimaCom AG was both the object of the Second Secured Facility and the Contingent Value Right Agreement. If not only the obligation to propose to the general meeting's obligation to resolve on the conversion was met but such conversion was in fact resolved by the general meeting, this would result in an improvement of the company's negotiating position vis-a-vis the lenders, according to the opinion of the management board. Moreover, a relaxation of the company's liquidity situation by converting the payment obligations into warrant-linked bonds for shares would facilitate compliance of the company with the financial covenants agreed in the facility agreements, and decreases the risk that the company may not be in a position to perform payments owed under the facility agreements.

According to the opinion of the management board, suitable or appropriate alternatives to the exclusion of the shareholders' subscription right do not exist with view to the difficult financial situation of the company.

If the general meeting does not approve of the exclusion of the subscription rights, the company would be under an obligation to fulfill the payment obligations certified by the CVRs, if the price of the company's shares exceeds the relevant strike price. Due to the difficult financial situation of the company additional burdens for the company's liquidity would have to be expected if the CVRs were maintained. Due to the fact that the payment obligations under the CVRs do not provide for a maximum amount payable, this may, in a worst-case scenario and depending on the development of the company's share price, imperil the existence of the company, if the company is not in a position to fulfill the payment obligations and, if applicable, was forced to file an insolvency petition. Even though there is some probability that the economic situa-tion of the company will improve in case of a positive development of the PrimaCom share price which would result in the exercise of the rights under the CVRs; an improvement of the price may, however, also result from general developments in the capital markets and - per se - is no reliable indicator for the economic performance of the company. In addition, as per the current status of planning of the company's economic development, an improvement of the financial situation of the company cannot be expected at short to medium term. The financial scope of action will be further restricted by the CVRs, the future financing requirements may increase.

According to the management board's opinion, the shareholders' interest to have their participation rights protected from dilution must, hence, be put aside. An exclusion of the subscription right is not unreasonable for the shareholders since they should also have an interest in the continuation of the company, and that the future financial scope of action of the company is secured. In case of insolvency, the shareholders must expect the total loss of the value of their shares, or, at least, a significant decline in the market value, or a considerably greater dilution as a result of restructuring measures, such as in case of a reduction of the capital upon simultaneous capital increase with the aim to create additional equity. Even if a cash payment of the CVRs did not affect the existence of the company it might be considerably deprived of liquidity which would trigger fears for a bad business development of the company and, hence, have negative effects on the PrimaCom share price. As a consequence, the conversion of CVRs into warrant-linked bonds is also in the shareholders' interest. According to the management board's opinion, the dilution occurring as a result thereof would be acceptable (2.5%) leading to considerably fewer disadvantages for the company's shareholders in contrast to the negative effects on the company's financial situation expected and, as a consequence thereof, on the share price.

For these reasons, an exclusion of the company's subscription rights is permissible and justified.

PLEASE NOTE: As of the day of announcing the general meeting on June 5, 2002, the report of the management board to be delivered to the general meeting according to section 221 para. 4 sentence 2 in connection with section 186 para. 4 sentence 2 Stock Corporation Act shall be open to inspection in the company's business premises as well as in the general meeting itself. Upon request, each shareholder shall receive a free copy of the report. Orders are to be placed with PrimaCom AG, Hegelstrasse 61, 55122 Main, Germany.


6. PASSING OF A RESOLUTION CONCERNING THE PROLONGATION AND EXTENSION OF THE AUTHORIZED CAPITAL ACCORDING TO SECTION 5 PARA. 4 OF THE ARTICLES OF ASSOCIATION AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

The management board and the supervisory board propose to prolong the authorization of the management board to increase the company's share capital upon approval of the supervisory board (authorized capital) (i) beyond December 31, 2003 until June 5, 2007 (i.e. to the statutory maximum period) as well as to increase (ii) the total amount of the authorized capital to the legal maximum (and, hence, by EUR 1,455,330.97), and (iii) the amount for which the subscription right of the share-holders can be excluded for the purpose of increasing the capital by way of a contribution in kind by EUR 13,470,690.18 to the total amount of the authorized capital. Accordingly, the management board and the supervisory board suggest to restate section 5 para. 4 of the articles of association as follows:

"(4) Upon approval of the supervisory board, the management board is authorized to increase the company's share capital by issuing new shares against contributions in kind or in cash once or several times, at a maximum, however, by up to EUR 25,307,097.24 (in words: EURO twenty five million three hundred and seven thousand ninety-seven 24/100) until June 5, 2007. The approval of the supervisory board requires a 75% majority of the votes cast in the supervisory board. The management board is authorized to exempt fractions of shares from the shareholders' subscription rights.

       Moreover, upon approval of the supervisory board, the management board is authorized to exclude the shareholders' subscription rights

       a) in case of a cash capital increase for a portion of the authorized capital of up to EUR 5,010,660.44 (in words: EURO five million ten thousand six hundred sixty and 44/100), if the new shares are issued at an issue price which does not considerably fall below the stock exchange price.

       b) for a portion of the authorized capital in the amount of up to EUR 25,307,097.24 (in words: EURO twenty-five million three hundred and seven thousand ninety-seven and 24/100), in order to issue shares against contributions in kind for the acquisition of enterprises or participations in enterprises.

WITH RESPECT TO THE ABOVE PROPOSAL FOR A RESOLUTION, THE MANAGEMENT BOARD DELIVERS THE FOLLOWING REPORT ACCORDING TO SECTION 203 PARA. 2 SENTENCE 2 IN CONNECTION WITH SECTION 186 PARA. 4 SENTENCE 2 GERMAN STOCK CORPORATION ACT:

According to section 202 para. 1 of the German Stock Corporation Act ("AktG"), the management board may be authorized for a maximum of five years as of the registration of the amendment of the articles of association to increase the share capital by up to 50% of the share capital existing at the time the authorization was given by issuing new shares. In addition, the management board can be authorized to decide on an exclusion of the subscription right in issuing any and all new shares.

On the basis of the proposed restatement of section 5 para. 4 of the articles of association, the management board shall again be authorized to increase the company's share capital for a further period of five years.

Moreover, the total amount of the approved capital shall be increased to the legally permitted maximum amount of 50% of the company's share capital.

The option to exclude a subscription right to equal fractions of shares as provided in the current version of section 5 para. 4 of the articles of association as well as in the restatement serves the purpose of creating a practicable subscription ratio. For techni-cal reasons, such a measure is required and appropriate for the implementation of a capital increase. The new shares excluded from the shareholders' subscription right as fractions of shares shall either be sold on the stock exchange or be used in any other way to the utmost possible benefit of the company.

The exclusion of the subscription right in the framework of a capital increase against contribution in cash within the 10%-limit of section 186 para. 3 sentence 4 AktG as already provided for in the current version of section 5 para. 4 of the articles of association will facilitate the financing of the company by way of equity capital. As a result, the company will have the opportunity to obtain equity on the capital markets in a flexible and cost-effective way. Moreover, this also provides for the opportunity to attract strategic investors, institutional investors and other groups of shareholders. A dilution of the value of the existing shares has been minimized in accordance with the legal limits to the extent that the issue price of the market value must not considerably fall below the share price.

Moreover, the proposed restatement of section 5 para. 4 of the articles of association shall enable both the management board and the supervisory board to have authorized capital available to a larger extent than before, not only for the purpose of retrieving capital but also to acquire participations and enterprises as contributions in kind against the issue of shares of the company. It repeatedly appeared in the past that potential sellers of participations or enterprises whose acquisition is in the company's interest are strongly interested in receiving company shares instead of cash payment. In order to be capable of complying with the seller's interest to receive payment in form of shares of the company in case of a successful conclusion of such contracts in a timely and flexible way, it is necessary that the management board, upon approval of the supervisory board, is authorized to issue new shares against contributions in kind upon exclusion of the shareholders' subscription right. Such authorization will provide the management board with a considerably stronger negotiating position vis-a-vis a negotiating partner compared to an arrangement whose implementation was conditional on a resolution of the general meeting regarding a capital increase yet to be taken upon exclusion of the shareholders' subscription right or simultaneous offer of subscription rights to all shareholders. Moreover, granting the shares will increase the commitment of such sellers of enterprises or participations to the company. The company's liquidity can be protected by corresponding capital increases against contributions in kind.

As already in the past, the management board continues to seek opportunities for the company to acquire enterprises and participations in enterprises active in the field of telecommunication and /or broad-band cable. It is in the company's interest to contribute such participations or enterprises as contributions in kind against issue of new shares if such acquisitions result in a lasting increase of the company value. The acquisition of such participations results in a strengthening of our company's market position as well as in cost-reducing synergies, hence, securing our company's position among its competitors on a permanent basis. Especially in a dynamic market as the one the company is operating in, such rapid and flexible means of reaction can become necessary with view to maintaining and further strengthening of the company's position among its competitors. At the moment, however, there are no concrete plans to acquire enterprises or participations in enterprises against issue of shares.

One such occasion could arise if inter alia, the lenders are interested in transferring the shares in PrimaCom Management GmbH they acquired by exercising their share option to the company against issue of shares. Under item 4 of the agenda, a resolution shall be taken concerning the granting of such a share option to the lenders (i.e. the Second Secured Lenders as defined in item 4 of the agenda). Under certain prerequisites, the share option grants to the lenders the right to claim the transfer of PrimaCom Management GmbH shares to a certain extent against waiver of repayment of a corresponding portion of the loan in the amount of EUR 375,000,000.00. We, insofar, refer to the statements made under item 4 of the agenda. If the management board is authorized to issue shares against contribution in kind upon exclusion of the shareholders' subscription rights it will also be in a position to repurchase holdings in PrimaCom Management GmbH against issue of PrimaCom AG shares from such lenders which have exercised their share option, if such occasion should arise. By such "repurchase" the company would regain a higher share holding quota in PrimaCom Management GmbH and, hence, in the subordinated enterprises which would, in particular, be in the company's interest if the share holding quota in PrimaCom Management GmbH could be increased to over 50% and, as a consequence, the company could again became majority shareholder. This is in the overall interest of the company since the entire operational business of the group is located in the enterprises subordinate to PrimaCom Management GmbH. An agreement with the lenders providing for a repurchase obligation of our company, or a retransfer obligation of the lenders, does not exist.

Since the volume of the new shares will be limited and the shares shall be issued at a price which is near the share price, interested shareholders have the opportunity to acquire shares at market price, and, hence, at largely comparable conditions over the stock exchange, in a timely connection with a use of the authorized capital carried out for one of the above-mentioned purposes of acquiring enterprises or participations, upon exclusion of the shareholders' subscription rights.

According to the management board's opinion, the proposed purpose of the authorized capital is in the interest of the company due to the considerations made above, and in a particular case may justify an exclusion of the shareholders' subscription right and, as a consequence, their opportunity to maintain their pro rata interest in the company by participation in the capital increase. For this reason, in each case of acquisition the management board and the supervisory board will review and consider whether the respective acquisition against issue of shares upon exclusion of the subscription right is in the company's overall interest.

The company will inform the shareholders about a respective use of the authorized capital.

PLEASE NOTE: The management report to be delivered to the general meeting according to section 203 para. 2 sentence 2 in connection with section 186 para. 4 sentence 2 AktG which is made available above in printed form is open to inspection on the company's business premises as of the day of announcement of the general meeting on June 5, 2002 as well as in the general meeting itself. Upon request, each share-holder will receive a free copy of the documents. Orders should be placed with PrimaCom AG, Hegelstrasse 61, 55122 Mainz, Germany.


7. REDUCTION OF THE NUMBER THE SUPERVISORY BOARD MEMBERS TO SIX, AMENDMENT OF THE ARTICLES OF ASSOCIATION

According to section 9 para. 1 sentence 1 of the articles of association, the supervisory board consists of nine members. In order to decrease the administrative expenses and to increase the efficiency of the supervisory board's work, management board and supervisory board propose to reduce the number of supervisory board members to six. Such reduction shall also be connected with a change in the structure of the so-called A, B and C memberships. According to section 9 para. 2 of the articles of association, such denomination currently clarifies different lengths of terms of office. There are no other differences . A reduction of the number of supervisory board members shall be connected with a reduction of the number of B memberships. Moreover, the terms of office which are equally long for all members shall be graduated in such a way that only two new supervisory board members will be elected at once.

With respect to the quorum, i.e. the minimum number of supervisory board members present for passing of resolutions, the legal regulation shall apply.

The management board and the supervisory board propose to amend the articles of association as follows:

7.1 Section 9 para. 1 sentence 1 of the articles of association will be amended and restated as follows:

         "(1)   The supervisory board consists of six members. ..."

                Otherwise, section 9 para. 1 remains unchanged.

7.2 Section 9 para. 2 of the articles of association shall be amended and restated as follows:

         "(2) Two so-called "A members" of the supervisory board, two so-called "B members" of the supervisory board and two so-called "C members" of the supervisory board will be elected for a period until the expiration of such general meeting which resolves on the discharge of the supervisory board for the third fiscal year after the beginning of the respective term of office. The fiscal year in which the term of office commences is not included in this calculation. The general meeting may determine a shorter term of office for the members of the supervisory board. A successor of a member of the supervisory board who withdraws prior to the expiration of his term of office shall be elected for the remaining term of office of the member who withdraws.

                  B members shall be elected in the course of such ordinary general meeting following the general meeting in which the A members were elected, and C members shall be elected in the ordinary general meeting following the general meeting in which the B members were elected."

7.3 For clarification reasons the following shall be resolved in addition to the amendments made in section 9 para. 2 of the articles of association:

         The currently elected "A members" of the supervisory board are deemed "A members" within the meaning of the amended version of section 9 para. 2 of the articles of association. The "B members" nominated for re-election (with a shorter term of office) under item 8 of the agenda in the course of today's general meeting are deemed "B members" within the meaning of the amended version of section 9 para. 2 of the articles of association.

7.4 Section 10 of the articles of association shall be amended and restated as follows:

         "(1) Following the general meeting in which the supervisory board members were elected, a meeting of the supervisory board shall take place without special calling. In this meeting, the supervisory board shall elect a supervisory board chairman and a deputy with simple majority of the votes cast by its regular number of members. The terms of office of the chairman of the supervisory board and his deputy correspond to their terms of office as members of the supervisory board, unless shorter terms were resolved in the course of the election.

         (2) If the chairman or his deputy withdraws from the office prior to the expiration of their terms of office, the supervisory board shall carry out elections immediately for the remaining term of the supervisory board member who left."

7.5 Section 11 para. 1 sentence 2 of the articles of association will be amended and restated as follows:

         "(1) ... A quorum exists if at least three members are present either personally or by way of written vote..."

         Otherwise, section 11 para. 1 remains unchanged.

7.6 Section 13 para. 2 sentence 3 of the articles of association will be amended and restated as follows:

         "(2) ... If the chairman is prevented [from attending a meeting] his deputy shall be authorized to give and accept declarations of intent in the above meaning. ..."

         Otherwise section 13 para. 2 remains unchanged.

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                                      -27-

8.     REELECTION OF THE SUPERVISORY BOARD

Upon expiration of the ordinary general meeting of June 5, 2002, the terms of office of the so-called B members of the supervisory board will expire, i.e. the terms of Dr. Christian Schwarz-Schilling, Dr. Klaus von Dohnanyi and Boris Augustin. The B member of the supervisory board, Dr. Stefan Schwenkedel, resigned from the supervisory board as per February 8, 2002, and became a member of the company's management board as of March 1, 2002. James Hoch who was also a B member of the supervisory board, resigned from his office as of March 22, 2002. Massimo Prelz Oltramonti, as so-called C member of the supervisory board, resigned from his office on October 17, 2001. Due to the premature retirement of Mr. Prelz Oltramonti and Dr. Schwenkedel on April 17, 2002 the company applied to appoint Mr. Heinz Eble and Prof. Dr. Helmut Thoma as new members of the supervisory board by way of resolution of the local court in Mainz. The terms of office of these supervisory board members appointed by the court will expire as soon as the general meeting has appointed their successors.

According to sections 96, 101 para. 1 AktG in connection with section 9 para. 1 of the articles of association in its currently valid form, the supervisory board comprises of nine members who will all be elected by the general meeting. Due to the retirement of individual members, the supervisory board currently consists of six members. In order to achieve the size of six supervisory board members, which will be presented for election to the general meeting according to item 7 of the agenda, four new members shall be elected out of the five statutory B members of the supervisory board whose terms of office expire upon today's general meeting, two of which by way of reelection, and two by way of new election.

Mrs. Brigitte Preuss as remaining C member of the supervisory board declared her willingness vis-a-vis both the management board and the supervisory board of the company to retire from her office upon registration of the respective amendments of the articles of association, if the general meeting approves of the administrative proposal to item 7 of the agenda. After a retirement of Mrs. Preuss, the supervisory board will consist of six members and, hence, would comply with the number of supervisory board members after the registration of the amendment of the articles of association, and, as a consequence, the effectiveness of the resolution taken by the general meeting according to item 7 of the agenda.

The supervisory board proposes the following individuals to be elected so-called "B members" of the supervisory board

o Dr. Christian Schwarz-Schilling, Member of Parliament (MITGLIED DES BUNDESTAGES), managing shareholder, Budingen

o        Mr. Boris Augustin, securities trader,Ober-Olm

for re-election and

o Prof. Dr. Helmut Thoma, media advisor of the president of the German Land Nordrhein-Westfalen, Cologne, as well as

o        Mr. Heinz Eble, attorney at law, Mainz,

as newly elected members, for the retired Dr. Schwenkedel and Mr. Hoch.

The B members Dr. Christian Schwarz-Schilling and Boris Augustin shall be elected for a term until the expiration of such general meeting which will resolve on the discharge for the third fiscal year after the beginning of their terms of office, whereby the fiscal year in which the terms of office have commenced will not be included in the calculation. The B members Prof. Dr. Helmut Thoma and Heinz Eble are elected in accordance with section 9 para. 2 sentence 3 of the articles of association, i.e. for a shorter term of office as generally determined for B members in the articles of association, namely until the expiration of such general meeting which resolves on the discharge for the second fiscal year after the beginning of their terms of office, whereby the fiscal year in which the terms of office commenced will not be taken into account.

Out of the individuals proposed for election the following belong to supervisory boards and comparable control organs (*) of the following companies:

Prof. Dr. Helmut Thoma:
o        supervisory board member of MobilCom AG ,
o        deputy chairman of the supervisory board of Pixelpark AG,
o        board member* of Europe Online AG, Luxemburg,
o        chairman of the supervisory board of typhoon AG,
o        supervisory board member of kick-media AG,
o        supervisory board member of Hunzinger Information AG,
o        supervisory board member of Pepper-Technologies AG,
o        supervisory board member of Ad'Link, Internet Media AG.

Dr. Christian Schwarz-Schilling:
o        chairman of the supervisory board of Mox Telecom AG,
o        supervisory board member of 2 Venture AG.

Heinz Eble:
o        chairman of the supervisory board of TEKOMAG AG.


9.     ELECTION OF THE AUDITOR FOR THE FISCAL YEAR 2002

 The supervisory board proposes to elect Ernst & Young Deutsche Allgemeine Treuhand AG, Wirtschaftspruefungsgesellschaft, Stuttgart, Frankfurt branch, as auditor for the fiscal year 2002.


 Shareholders who have deposited their shares until Wednesday, May 29, 2002, close of business, at the latest, with (i) the company's cash register (Hegelstrasse 61, 55122 Mainz), (ii) a German notary public, (iii) a securities clearing and deposit bank authorized to accept shares, or (iv) one of the depositaries listed hereinafter, and keep

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                                      -29-

 the shares there until the end of the general meeting, shall be entitled to participate in the general meeting.

o        Dresdner Bank AG, Hinterlegungsstelle, Juergen Ponto Platz 1, 60301
         Frankfurt
o        Morgan Stanley Bank AG, Hinterlegungsstelle, Junghofstrasse
         13-15, 60311 Frankfurt
o Landesbank Rheinland-Pfalz - Girozentrale, Hinterlegungsstelle, Gro(beta)e Bleiche 54-56, 55098 Mainz

Moreover, the shares are deemed properly deposited if they have been locked with a credit institution upon approval and on behalf of the depositary until the end of the general meeting.

In the event that the shares have been deposited with a German notary public or a securities clearing and deposit bank the certificate to be issued by the notary public or the securities clearing and deposit bank must have been submitted to the company until May 31, 2002, at the latest.

The vote can also be cast via a representative or a shareholders' association. The issue of a written power of attorney is required and sufficient for this purpose.



Mainz, in April 2002
PrimaCom AG
The Management Board